Mail Stop 4561

September 26, 2007

Melbourne F. Yull
Executive Director
Intertape Polymer Group Inc.
3647 Cortez Road West
Bradenton, Florida 34210
(941) 727-5788

>   **Re: Intertape Polymer Group Inc. (File No. 001-10928)**
>   **Form 40-F for the Fiscal Year Ended December 31, 2006**
>   **Form 6-K filed August 13, 2007**

Dear Mr. Yull,

        We have reviewed the above referenced filings and your response letter dated
August 30, 2007 and have the following comments. We may ask you to provide us with
supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 2. 2006 MD&A and Audited Annual Financials

Bank Indebtedness, page 20

1.   In your response to prior comment 2, you indicate that you believe you have made
        adequate disclosure of the impact of your availability under your Credit
        Agreement on your liquidity. Tell us how your current disclosure also identifies
        the trends and uncertainties associated with your credit rating. For example, we
        note from your response that your credit rating impacts pricing when you seek
        amendments to your Credit Agreement. Ensure that future filings include a

discussion of how your credit rating may reasonably likely affect your sources of liquidity.

Notes to Consolidated Financial Statements

Note 14 - Long-Term Debt

(a) Senior Subordinated Notes, page 56

2.   Your response to prior comment 3 indicates that the senior subordinated notes continue to meet the conditions of Note 5 of paragraph (d) of Rule 3-10 and you will include the footnote disclosures in future filings. Your disclosure in the Form S-4/F-4 filed December 14, 2004 states that the subsidiary issuer is an indirectly wholly-owned subsidiary of the Company. Confirm that the subsidiary issuer is a 100% owned finance subsidiary of the Company. If so, ensure that you also include this disclosure in future filings.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief